Exhibit 99.2
Media Relations Contacts
Jos Vreeker — Corporate Communications — +31 40 268 3532 — Veldhoven, the Netherlands
Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML Ships 100th TWINSCAN XT:19x0 Series Immersion System While Ramping
Deliveries of New NXT Immersion Platform
Veldhoven, the Netherlands, February 22, 2010 – ASML Holding NV (ASML) today announced the shipment of its 100th TWINSCAN XT:1900 series lithography system, capable of imaging industry-leading chip features as small as 38 nanometers.
The XT:19x0 series includes the XT:1900Gi and XT:1950Hi systems, both featuring the industry’s largest numerical aperture of 1.35. In total, ASML has shipped more than 160 TWINSCAN immersion systems, all capable of imaging sub-60 nm chip features.
TWINSCAN XT:19x0 series immersion systems are the enabling technology behind the most advanced memory and logic chips in volume production. Semiconductor manufacturers around the world, including 18 of the world’s top 20, use TWINSCAN immersion scanners to produce an estimated 350 million chips every month.
“Immersion lithography is now a mature technology,” said Jan Smits, senior vice president, TWINSCAN product group at ASML. “However, our immersion development continues in order to provide chipmakers with products that meet application-specific needs. Our XT systems provide cost-efficient, single-exposure manufacturing down to 38nm, while our new NXT platform provides the enhanced overlay and productivity performance required for double-patterning of critical features as small as 22 nm.”
As of December 31st 2009 ASML had shipped five TWINSCAN NXT systems and had another 17 NXT systems in backlog, positioning this new class of immersion systems to become the preferred productivity system for DRAM and Logic chip manufacturing and future Flash nodes. Multiple customers will start volume production on NXT in the second quarter of 2010.

About immersion lithography
Immersion lithography systems transfer patterns to wafers by projecting light through highly purified water between the lens and the wafer, enabling chipmakers to print smaller features with the same wavelength of light. ArF immersion (ArFi) technology has become the de facto standard for chip production at 55 nm and below. ASML was the first manufacturer to introduce immersion lithography, shipping its first TWINSCAN immersion system in 2004. It remains the worldwide leader in the field which continues to grow rapidly.
About double patterning and NXT:1950i
Double Patterning Technology (DPT) describes a variety of lithography techniques that involve splitting a complex layer pattern into two (or more) simpler patterns, and exposing them separately to recreate the original layer pattern on the wafer. This allows features to be created on the wafer that are smaller than could be resolved by the scanner in a single exposure. The accuracy required to align the multiple patterns places much tighter critical dimension uniformity (CDU) and overlay than the single-exposure techniques used to date. In addition, multiple lithography steps per layer mean ultra-high throughput lithography systems are needed to maintain fab productivity.
For cost-effective Double Patterning to be adopted by semiconductor manufacturers requires a high-accuracy, high-productivity lithography scanner. ASML’s NXT:1950i provides overlay below 3nm, CDU of better than 1nm and high throughput of 175 wafers per hour necessary to make double-patterning processes cost-efficient.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com